VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Thomas Jones, Russell Mancuso

Re:	Obalon Therapeutics, Inc. Registration Statement on Form S-1 Filed June 21, 2019 File No. 333-232276
Ladies and Gentlemen:
On behalf of our client, Obalon Therapeutics, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed the Company’s proposed revisions to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2019 (the “Filing”).
The enclosed Exhibit A reflect certain proposed revisions to the section of the Registration Statement titled “Risk Factors—Risks Related to This Offering and Ownership of our Common Stock,” as a response to the comment letter from the staff of the Commission (the “Staff”) to Mr. Plovanic, the Company’s President and Chief Financial Officer, dated July 16, 2019. Exhibit A is marked to show the differences between the proposed revisions and the applicable disclosure from the Filing.

July 17, 2019 Page 2

The numbered paragraph in italics below set forth the Staff’s comment together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.
Our restated certificate of incorporation designates the Court of Chancery of the State of Delaware, page 70

1.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please alsorevise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

In response to the Staff’s comment, the Company proposes to revise the disclosure on page 70 of the Registration Statement as reflected on Exhibit A hereto.

July 17, 2019 Page 3

We look forward to resolving any outstanding issues with respect to the Registration Statement as quickly as possible. Please do not hesitate to contact me at (714) 755-8181 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss the above or enclosed.

Sincerely,

/s/ B. Shayne Kennedy
B. Shayne Kennedy
of LATHAM & WATKINS LLP

Enclosures

cc:    (via e-mail)

William Plovanic, President and Chief Financial Officer, Obalon Therapeutics, Inc.
Drew Capurro, Latham & Watkins LLP
Merrill M. Kraines, Pepper Hamilton LLP
Thomas E. Mitchell, Pepper Hamilton LLP

July 17, 2019

Exhibit A

Comparison of Proposed Revisions against Filing

Registration Statement, page 70

Our restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, any action asserting a claim arising pursuant to any provision of the DGCL, our restated certificate of incorporation or our restated bylaws or any action asserting a claim that is governed by the internal affairs doctrine~~, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which~~. Notwithstanding the foregoing, this provision will not apply to any claims arising under the Securities Act or the Exchange Act, or any claim in which exclusive jurisdiction is vested in ~~the exclusive jurisdiction of~~ a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our restated certificate of incorporation. This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.